UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    May 13, 2015

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Partial Amendments to Articles of Incorporation

Tokyo, May 13, 2015 — Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Koichi Miyata) hereby announces that SMFG’s board of directors resolved at a meeting held today that a proposal concerning partial amendments to SMFG’s Articles of Incorporation shall be made at the 13th Ordinary General Meeting of Shareholders scheduled to be held on June 26, 2015, as follows:

1. Purpose of Amendments

Partial amendments to the Articles of Incorporation are proposed as stated below for the purposes of allowing the election of a president and executive officer who is not a director, and, in conjunction with the partial revision of the Companies Act, allowing for the conclusion of limitation of liability agreements with non-executive directors and corporate auditors.

(1)

In order to enable the expeditious development of an optimal management structure, we propose to allow the election of a president and executive officer who is not a director as a temporary measure before he or she is elected as a director at the general meeting of shareholders.

Other required amendments will be made for purposes such as permitting another of the directors to convene the general meeting of shareholders in accordance with an order established in advance by the board of directors in case of a vacancy of the office of director-president due to the election of the president and executive officer.

Accordingly, Articles 24, 33, 34, and 35 of the Articles of Incorporation will be amended.

(2)

Under the Act on Partial Revision of the Companies Act effective May 1, 2015, companies are allowed to enter into limitation of liability agreements with non-executive directors and corporate auditors. Subsequently, Articles 36 and 42 of the Articles of Incorporation will be amended.

The approval of each corporate auditor has been obtained with respect to the submission of the proposal regarding the amendment to Article 36 of the Articles of Incorporation at the 13th Ordinary General Meeting of Shareholders.

2. Details of Amendments

Existing Articles of Incorporation and the proposed amendments are set forth in the attached Exhibit.

3. Schedule

Scheduled date of the General Meeting of Shareholders for the proposed amendments to the Articles of Incorporation: June 26, 2015

Scheduled effective date of the proposed amendments to the Articles of Incorporation: June 26, 2015

Exhibit

Sumitomo Mitsui Financial Group, Inc.

Comparison Table of Existing Articles of Incorporation and Proposed Amendments

(Underlined parts are amended.)
Existing Articles of Incorporation	Proposed Amendments

(Convocation) Article 24.	(Convocation) Article 24.

1. An ordinary general meeting of shareholders shall be convened within three months after the close of each fiscal year and an extraordinary general meeting of shareholders may be convened whenever necessary.

1. An ordinary general meeting of shareholders shall be convened within three months after the close of each fiscal year and an extraordinary general meeting of shareholders may be convened whenever necessary.

2. Except as otherwise provided by applicable law, a general meeting of shareholders shall be convened by the director-president pursuant to a resolution of the board of directors. Should the director-president fail or be unable to act, another of the directors shall act in his or her place in accordance with the seniority established in advance by the board of directors.

2. Except as otherwise provided by applicable law, a general meeting of shareholders shall be convened by the director-president pursuant to a resolution of the board of directors. Should the office of the director-president be vacant, or should the director-president fail or be unable to act, another of the directors shall act in his or her place in accordance with the seniority established in advance by the board of directors.

Existing Articles of Incorporation	Proposed Amendments
(Board of Directors) Article 33.	(Board of Directors) Article 33.
1. The board of directors shall consist of all the directors of the Corporation currently in office.	1. The board of directors shall consist of all the directors of the Corporation currently in office.

2. Except as otherwise provided by applicable law, the director-chairman shall convene, and act as chairman at, all meetings of the board of directors. Should the office of the director-chairman be vacant, or should the director-chairman fail or be unable to act, the director-president shall act in his or her place. Should the director-president also fail or be unable to act, another of the directors shall act as chairman in accordance with the seniority established in advance by the board of directors.

2. Except as otherwise provided by applicable law, the director-chairman shall convene, and act as chairman at, all meetings of the board of directors. Should the office of the director-chairman be vacant, or should the director-chairman fail or be unable to act, the director-president shall act in his or her place. Should the office of the director-president be vacant, or should the director-president also fail or be unable to act, another of the directors shall act as chairman in accordance with the seniority established in advance by the board of directors.

3. Notice of a meeting of the board of directors shall be given to each director and each statutory auditor at least three days prior to the day set for such meeting; provided, however, that in case of emergency, such period of notice may be shortened.

3. Notice of a meeting of the board of directors shall be given to each director and each statutory auditor at least three days prior to the day set for such meeting; provided, however, that in case of emergency, such period of notice may be shortened.

4. Except as otherwise provided by applicable law, all resolutions of the board of directors shall be adopted at a meeting of the board of directors at which a majority of all of the directors entitled to vote at the meeting are present, by a majority of such directors present at such meeting.

4. Except as otherwise provided by applicable law, all resolutions of the board of directors shall be adopted at a meeting of the board of directors at which a majority of all of the directors entitled to vote at the meeting are present, by a majority of such directors present at such meeting.

5. In the event that a director made a proposal with respect to a matter to be resolved at a meeting of the board of directors and all directors who are entitled to vote on such matter agree affirmatively in writing or by electronic means, it shall be deemed that a resolution of a meeting of the board of directors has been made to approve such proposal unless any corporate auditor objects to the resolution.

5. In the event that a director made a proposal with respect to a matter to be resolved at a meeting of the board of directors and all directors who are entitled to vote on such matter agree affirmatively in writing or by electronic means, it shall be deemed that a resolution of a meeting of the board of directors has been made to approve such proposal unless any corporate auditor objects to the resolution.

Existing Articles of Incorporation	Proposed Amendments
(Representative Directors, Titled Directors)	(Representative Directors, Titled Directors and President and Executive Officer)
Article 34.	Article 34.
1. The board of directors shall by its resolution elect one or more representative directors.	1. The board of directors shall by its resolution elect one or more representative directors.

2. The board of directors may by its resolution appoint from among its members, one director-chairman, one director-president and one or more director-deputy chairmen, director-deputy presidents, senior managing directors and managing directors.

2. The board of directors may by its resolution appoint from among its members, one director-chairman, one director-president and one or more director-deputy chairmen, director-deputy presidents, senior managing directors and managing directors.

(Newly Established)	3. Should the office of the director-president be vacant, the board of directors may by its resolution appoint one president and executive officer.

(Powers and Duties of Directors)	(Powers and Duties of Directors and President and Executive Officer)
Article 35.	Article 35.
1. The director-chairman shall preside over the board of directors.	1. The director-chairman shall preside over the board of directors.
2. The director-deputy chairmen shall assist the director-chairman.	2. The director-deputy chairmen shall assist the director-chairman.

3. The director-president shall carry out and implement resolutions of the board of directors and shall generally supervise the entire operation of the Corporation. Should the director-president fail or be unable to act, a director-deputy president, a senior managing director or a managing director shall, in such order of seniority, act in his or her place.

3. The director-president or the president and executive officer shall carry out and implement resolutions of the board of directors and shall generally supervise the entire operation of the Corporation. Should the director-president or the president and executive officer fail or be unable to act, a director-deputy president, a senior managing director or a managing director shall, in such order of seniority, act in his or her place.

4. The director-deputy presidents, the senior managing directors and the managing directors shall assist the director-president and shall carry on the day-to-day businesses of the Corporation.

4. The director-deputy presidents, the senior managing directors and the managing directors shall assist the director-president or the president and executive officer and shall carry on the day-to-day businesses of the Corporation.

Existing Articles of Incorporation	Proposed Amendments
(Limitation of Liability Agreement with Outside Directors)	(Limitation of Liability Agreement with Non-executive Directors)

Article 36. Pursuant to Paragraph 1 of Article 427 of the Companies Act, the Corporation may conclude with an outside director an agreement to limit the liability of the outside director under Paragraph 1 of Article 423 of the Companies Act, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.

Article 36. Pursuant to Paragraph 1 of Article 427 of the Companies Act, the Corporation may conclude with a non-executive director an agreement to limit the liability of the non-executive director under Paragraph 1 of Article 423 of the Companies Act, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.

(Limitation of Liability Agreement with Outside Corporate Auditors)	(Limitation of Liability Agreement with Corporate Auditors)

Article 42. Pursuant to Paragraph 1 of Article 427 of the Companies Act, the Corporation may conclude with an outside corporate auditor an agreement to limit the liability of the outside corporate auditor under Paragraph 1 of Article 423 of the Companies Act, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.

Article 42. Pursuant to Paragraph 1 of Article 427 of the Companies Act, the Corporation may conclude with a corporate auditor an agreement to limit the liability of the corporate auditor under Paragraph 1 of Article 423 of the Companies Act, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.